NEWS RELEASE

CONTACT:	Gary S. Maier
Maier & Company, Inc.
(310) 471-1288

HIGHWAY HOLDINGS REPORTS FISCAL 2013 FOURTH QUARTER/ YEAR-END RESULTS

HONG KONG —June 28, 2013 — Highway Holdings Limited (Nasdaq: HIHO) today reported results for the fourth quarter and fiscal year ended March 31, 2013, reflecting profitability for the quarter and year.

Net income for the fiscal fourth quarter climbed to $274,000, or $0.07 per diluted share, from $92,000, or $0.02 per diluted share, a year earlier. Net sales for the same period were $5.6 million compared with $6.0 million a year earlier.

Net income for fiscal year 2013 sharply increased to $448,000, or $0.12 per diluted share, from $184,000, or $0.05 per diluted share, in fiscal 2012. Net sales for fiscal 2013 were $21.9 million compared with $25.4 million a year ago.

“Despite continued challenges for OEM manufacturers in China, we improved profitability and maintained a solid financial position in fiscal 2013. Our goal in the new fiscal year is to establish a presence outside of China for labor-intensive assembly of parts and components to offset increasing labor costs and associated labor shortages we are experiencing in China. If successful, these proactive active initiatives will complement our manufacturing and technology capabilities based in China and should enable the company to regain its sales and earnings growth momentum,” said Roland Kohl, president and chief executive officer of Highway Holdings.

Kohl noted that approximately $3.4 million of the decrease in net sales in fiscal 2013 was attributable to low margin plastic product sales to a single customer. “As a result of the loss of the low margin sales, gross profit as a percentage of net sales increased in fiscal 2013 to 22.3 percent from 20.2 percent a year earlier, despite high labor costs and the increased cost of operating in China,” he said. Kohl added that ongoing cost-savings initiatives and increased utilization of automation were not sufficient to offset significant increases in worker salaries throughout Southern China. Gross profit was also impacted by lower sales compared with a year earlier.

Selling, general and administrative expenses decreased for the full year compared with a year ago due to lower sales and an overall reduction in the number of employees dedicated to selling and administration services. However, SG&A expenses did not decrease proportionally to lower net sales, due to ongoing cost increases. Selling, general and administrative expense as a percentage of net sales increased to 20.7 percent in fiscal 2013 from 19.3 percent in fiscal 2012.

Operating income for the 2013 fiscal fourth quarter was $100,000 compared with $178,000 in the same period a year earlier. For the full 2013 fiscal year, operating income was $355,000 compared with $230,000 due to improvements in efficiency and continuous cost savings efforts.

The fluctuation of the Euro/U.S. dollar exchange rates have, in the past, resulted in significant currency exchange gains and losses. For fiscal 2013, the company realized a currency exchange loss of $27,000 compared with a currency exchange gain of $126,000 a year ago. The company does not undertake any currency hedging transactions. The company does, however, have agreements with certain of its European customers that limit the risk of currency fluctuations, and the company is increasingly denominating its European sales in U.S. dollars rather than Euros.

Kohl noted that the company’s balance sheet remains strong with total current assets at March 31, 2013 of $13.4 million; working capital of $10 million; and long-term loans, net of the current portion of $112,000. The company’s current ratio was 4.1:1 at March 31, 2013 compared with 3.38 at March 31, 2012.

Kohl highlighted the company’s cash position of $1.23 per diluted share and total shareholders’ equity of $12 million at March 31, 2013 -- representing approximately $3.17 per diluted share.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies and finished products. Highway Holdings’ administrative offices are located in Hong Kong, and its manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

(Financial Tables Follow)

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HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Statement of Income

(Dollars in thousands, except per share data)

	Three Months Ended		Year Ended
	March 31, (Unaudited)		March 31, ( Audited )

	2013	2012	2013	2012

Net sales	$5,535	$5,976	$21,933	$25,370
Cost of sales	4,225	4,631	17,029	20,249
Gross profit	1,310	1,345	4,904	5,121
Selling, general and administrative expenses	1,210	1,167	4,549	4,891

Operating income	100	178	355	230

Non-operating items
Interest expenses	(2)	(2)	(9)	(24)
Exchange (loss) gain, net	(1)	49	(27)	126
Interest income	7	1	14	4
Other income	28	(8)	78	34

Total non-operating income	32	40	56	140
	-	-
Income before income tax and non-controlling Interest	132	218	411	370
Income taxes credit (expense)	142	(126)	37	(186)
Net Income before non-controlling interests	274	92	448	184
Loss attributable to non-controlling Interests	-	-	-	-
Net Income attributable to Highway Holdings Limited shareholders	$274	$92	$448	$184

Net Income per share:
Basic	$0.07	$0.02	$0.12	$0.05
Diluted	$0.07	$0.02	$0.12	$0.05

Weighted average number of shares outstanding:
Basic	3,778,825	3,777,850	3,778,825	3,777,850
Diluted	3,781,307	3,788,302	3,781,307	3,788,302

HIGHWAY HOLDINGS LIMITED AND SUBSIDIARIES

Consolidated Balance Sheet

(In thousands, except per share data)

	31-Mar	31-Mar
	2013	2012
Current assets:
Cash and cash equivalents	$4,634	$5,575
Restricted cash	643	643
Accounts receivable, net of doubtful accounts	3,958	3,724
Inventories	2,957	3,970
Amount due from an equity method investee	110	174
Prepaid expenses and other current assets	1,114	424
Total current assets	13,416	14,510

Property, plant and equipment, (net)	1,769	2,027
Deposit for purchase of property, plant and equipment	-	42
Loan Receivable	167	-
Investments in equity investees	-	-
Total assets	$15,352	$16,579

Current liabilities:
Accounts payable	$1,515	$2,547
Long-term loans-current portion	112	262
Obligation under capital leases – current portion	-	3
Accrual expenses and other liabilities	1,386	1,324
Income tax payable	158	153
Dividend payable	114	-
Total current liabilities	3,285	4,289
Obligations under capital leases-net of current portion	0	0
Deferred income taxes	59	180
Long-term loans – net of current portion	0	112
Total liabilities	3,344	4,581

Shareholders' equity:
Common shares, $0.01 par value	38	38
Additional paid-in capital	11,340	11,340
Retained earnings	628	634
Treasury shares, at cost – 5,049 shares as of March 31, 2013 and 2012	(14)	(14)
Accumulated other comprehensive income	16	-
Total Highway Holdings Limited shareholders' equity	12008	11,998
Non-controlling interest	-	-
Total Equity	12,008	11,998
Total liabilities and shareholders' equity	$15,352	$16,579